UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Einstein Noah Restaurant Group, Inc.

(Name of Subject Company)

Einstein Noah Restaurant Group, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

28257U104

(CUSIP Number of Class of Securities)

Rhonda J. Parish

Chief Legal Officer and Secretary

Einstein Noah Restaurant Group, Inc.

555 Zang Street, Suite 300

Lakewood, Colorado 80228

(303) 568-8000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Gary C. Ivey

Julie A. Mediamolle

Alston & Bird LLP

101 South Tryon Street, Suite 4000

Charlotte, North Carolina

Telephone: (704) 444-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) originally filed by Einstein Noah Restaurant Group, Inc., a Delaware corporation (the “Company,” or “Einstein Noah”) , with the Securities and Exchange Commission (the “SEC”) on October 6, 2014, relating to the offer by JAB Beech Inc., a Delaware corporation (“Parent” or “JAB”), Spruce Merger Sub Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Purchaser” and, together with Parent, the “Offerors”), to purchase all outstanding shares of common stock, par value $0.001 per share, of the Company at a price of $20.25 per Share, net to the seller in cash (less any required withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 6, 2014 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Offerors’ Schedule TO, filed by the Offerors with the SEC on October 6, 2014.

Except as otherwise noted below, no changes are being made to the Schedule 14D-9.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text immediately prior to the section entitled “Forward-Looking Statements”:

“Expiration of the Offer and Completion of the Merger

At 12:00 midnight, New York City time, at the end of Tuesday, November 4, 2014, the Offer expired as scheduled. JAB was advised by the Depositary that, as of the expiration of the Offer, a total of 16,498,208 Shares were validly tendered and not withdrawn in the tender offer, representing approximately 87.0792% of the currently outstanding Shares on a fully diluted basis (not including 326,174 Shares delivered through Notices of Guaranteed Delivery, representing approximately 1.7216% of the Shares outstanding on a fully diluted basis).

The number of Shares tendered pursuant to the Offer satisfies the Minimum Tender Condition. Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn pursuant to the Offer and will promptly make payment to the Depositary for such Shares.

On November 5, 2014, JAB consummated the Merger pursuant to the terms of the Merger Agreement and in accordance with Section 251(h) of the DGCL. The Company’s common stock will no longer be listed on Nasdaq Global Market, and will be deregistered under the Exchange Act, and the Company will no longer file periodic reports with the SEC on account of the Company’s common stock.

On November 5, 2014, JAB and the Company issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. The full text of the joint press release is attached hereto as Exhibit (a)(5)(D) and is incorporated herein by reference.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibit:

Exhibit No.	Document

(a)(5)(D)	Joint Press Release of JAB and the Company, dated November 5, 2014 (incorporated by reference to Exhibit (a)(5)(B) to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by JAB and Purchaser on October 6, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EINSTEIN NOAH RESTAURANT GROUP, INC.

By:	/s/ Rhonda J. Parish
Name: Title:	Rhonda J. Parish Chief Legal Officer and Secretary

Date:	November 5, 2014